Mail Stop 4561

May 30, 2007

Mr. Thomas L. Callicutt, Jr.
Chief Financial Officer
Whitney Holding Corporation
228 St. Charles Ave.
New Orleans, LA 70130

> **Re: Whitney Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 033-56024**

Dear Mr. Callicutt:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies and Recent Pronouncements

Operating Segment Disclosures, page 53

1. We note your disclosure that you identified overall banking operations as the only reportable segment. In light of your increasing presence in different geographic areas and expanding services provided, please refer to paragraphs 10 – 15 of SFAS 131 and tell us the following:

- describe your organization and management structure within the bank and the holding company, identifying who manages the different geographic regions and different products and services;
- quantify the relative significance of your banking operations among the different geographic regions, including any internally generated information regarding assets, deposits, revenues and/or net interest income, and profitability;
- describe the information contained in your internal management reports generated for the different geographic banking operations and different products and services;
- identify the individual(s) that review the internal management reports;
- describe the financial information that is periodically presented to your board of directors;
- describe the process for making resource allocation decisions for the overall banking operations, different geographic regions, and for different products and services;
- describe the process for assessing performance for the overall banking operations, different geographic regions, and for different products and services, including the specific information used in the assessment; and
- describe how performance is assessed for executive officers responsible for different geographic regions and different products and services, including the specific information used in the assessment

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant